                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                         SHELBOURNE PROPERTIES III, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    82137E103
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                                 (CUSIP Number)
                                Michael L. Ashner
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 MARCH 25, 2002
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             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   82137E103
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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [  ]
                                                                                                                 (b) [  ]
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   3      SEC USE ONLY
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          SOURCE OF FUNDS
   4
          N/A
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   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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                   |         |
     NUMBER OF     |         |   SOLE VOTING POWER
                   |         |
       SHARES      |  7      |  62,772 shares (1)
                   |         |
    BENEFICIALLY   |         |
                   |         |
      OWNED BY     |-------------------------------------------------------------------------------------------------------
                   |         |
        EACH       |         |
                   |  8      | SHARED VOTING POWER
     REPORTING     |-------------------------------------------------------------------------------------------------------
                   |         |
       PERSON      |         |  SOLE DISPOSITIVE POWER
                   |         |
        WITH       |  9      | 62,772 shares (1)
                   |-------------------------------------------------------------------------------------------------------
                   |         |
                   |         |  SHARED DISPOSITIVE POWER
                   | 10      |
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   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          62,772 shares (1)
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   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [  ]
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   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          7.96%
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   14     TYPE OF REPORTING PERSON*


             IN
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(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


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CUSIP No.   82137E103
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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [  ]
                                                                                                            (b) [  ]
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   3
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          SOURCE OF FUNDS
   4
           OO
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   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [  ]
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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
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                  |         |
     NUMBER OF    |         |   SOLE VOTING POWER
                  |         |
       SHARES     |  7      |   62,772 shares
                  |         |
    BENEFICIALLY  |         |
                  |         |
      OWNED BY    |---------------------------------------------------------------------------------------------------------
                  |         |
        EACH      |         |
                  |         |
     REPORTING    |  8      |   SHARED VOTING POWER
                  |---------------------------------------------------------------------------------------------------------
       PERSON     |         |
                  |         |   SOLE DISPOSITIVE POWER
        WITH      |         |
                  |   9     |   62,772 shares
                  |---------------------------------------------------------------------------------------------------------
                  |         |
                  |         |   SHARED DISPOSITIVE POWER
                  |   10    |
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11
          62,772 shares
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [  ]

 12
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13
          7.96%
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   14     TYPE OF REPORTING PERSON*

             PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 amends certain information contained in the
Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties III, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used to purchase the additional 8,100 shares of Common Stock held by HX was $325,370. The source of funds used to purchase such shares was capital contributions from partners of HX.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 788,772 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed report on Form 10-Q less the number of shares that the Company has disclosed it has repurchased from affiliates of NorthStar.

         As of the close of business on March 25, 2002:

                  (i) HX owns, or has the right to acquire, an aggregate of 62,772 shares which constitute approximately 7.96% of the shares of Common Stock outstanding.

                  (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 62,772 shares owned by HX. Such shares constitute approximately 7.96% of the shares of Common Stock outstanding.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:      March 25, 2002

                                       HX INVESTORS L.P.

                                       By:      Exeter Capital Corporation
                                                General Partner

                                       By:      /s/ Michael L. Ashner
                                            -------------------------
                                                Michael L. Ashner, President



                                                /s/ Michael L. Ashner
                                            ------------------------------
                                                     Michael L. Ashner

                                   SCHEDULE 1

         Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. Except as otherwise indicated, all such transactions were purchases effected by HX on the open market.


           DATE              NUMBER OF SHARES             PRICE PER SHARE
           ----              ----------------             ---------------
         2/15/02                 1,400                        $32.05
         2/15/02                   700                        $32.05
         2/15/02                   100                        $32.05
         2/15/02                   100                        $31.75
         2/19/02                   200                        $32.25
         2/20/02                   500                        $32.20
         2/20/02                   400                        $31.51
         2/20/02                 4,600                        $32.00
         2/20/02                   200                        $32.60
         2/20/02                   200                        $33.10
         2/20/02                 2,000                        $34.00
         2/20/02                   500                        $34.20
         2/20/02                   800                        $34.50
         2/21/02                   500                        $36.00
         2/21/02                   300                        $36.00
         2/21/02                   200                        $36.30
         2/21/02                   200                        $36.50
         2/22/02                   500                        $36.00
         2/22/02                   300                        $36.00
         2/22/02                   200                        $36.00
         2/22/02                   200                        $36.00
         3/6/02 (a)              9,672                        $37.60
         3/12/02                   900                        $40.10
         3/13/02                 1,400                        $40.10
         3/14/02                 2,200                        $40.10
         3/15/02                   300                        $40.10
         3/18/02                   500                        $40.10
         3/19/02                   600                        $40.30
         3/20/02                 1,600                        $40.30
         3/22/02                   100                        $40.30
         3/25/02                   500                        $40.30


(a)      Acquired through privately negotiated transaction.